SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that it was received on this date, the Official Letter of the BM&FBOVESPA No. 235/2016, asking for clarification regarding the news published by the newspaper "O Globo", as transcribed below:

“January 22, 2016

235/2016-SAE

Centrais Elétricas Brasileiras S.A. - Eletrobras

Mr. Armando Casado de Araujo

Chief Investor Relation Officer

Ref .: Request for clarification regarding news published in the press

Dear Sirs,

In an article published in the newspaper O Globo, on January 22, 2016, states, among other information, that the government will promote a market capitalization of R$ 5.95 billion in Eletrobras this year, which should apply the resources to prepare the privatization of six distribution companies.

We have not identified this information in the documents sent by the company through the Empresas.NET system. In case of contradiction, please inform the document and the pages containing the information and the date and time in which this information was sent.

It is noteworthy that the company should disclose periodic information, and any other information of interest to the market through the Empresas.NET system, ensuring its full and immediate disclosure and equitable treatment of its investors and other market participants.

That said we request clarifications until 01.25.2016 in relation to the indicated item, with its confirmation or not, as well as other information deemed important.

In the file to be sent should be transcribed the above query content, before the reply of that company.

This request is inserted in the context of Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011, and its non-compliance may subject the company to the possible application of punitive fine by the Superintendência de Relações com Empresas - SEP CVM, according to the provisions of CVM Instruction 452/07.”

In response to the Official Letter in question, the Company clarifies its shareholders and the market in general the following:

1.  As informed by the Market Announcements of December 29, 2015 and January 13, 2016, were withdrawn from the agenda, by the request of the controller shareholder, the Federal Government, the matters set forth in the Notice of Meeting of the 164th EGM, related to the extension of the concession agreement of the subsidiaries Companhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A,  hereinafter referred to as "distributors", as well as the items related to the privatization of these distribution companies and the increase of the share capital of these distributors, directly by the Federal Government, while did not occur the said privatization;

MARKET ANNOUNCEMENT

2. In view of the provisions of item 1 above, the mentioned distributors requested, on December 28, 2015, extending the deadline for signing the addictive terms to the concession agreements under Provisional Measure 706, of December 28, 2015 if such extension may be resolved upon in a new Extraordinary General Meeting of Eletrobras to be convened;

3.  The Administration proposal, relating to the 164th EGM, presented the opinion of the management with respect to the scenarios related to the extension or no extension of the concessions of these distributors, and indicated the need of a share capital increase, in these mentioned distributors, in the amount of about R$ 7 billion in 2016, so that these distributors could meet the targets set by ANEEL in case of renewal of their concessions;

4. The Administration proposal above referred, also presented the proposal for the increase of the share capital of such distributors, necessary to meet the ANEEL's goals for renewal of concessions, made directly by the Federal Government in the distributors, through the assignment of preemptive rights by Eletrobras, subject to the rules set out in the applicable legislation, especially the Law 6,404/76;

5. With the removal of the matter of the agenda of the 164th EGM, a new General Meeting of Shareholders shall be convened within the period established by Provisional Measure 706/2015, to resolve on the matter;

6. Given the above, no new fact that should be disclosed to the market, since the informations regarding the subject have been previously disclosed by the Company, through the appropriate channels.

Rio de Janeiro, January 22, 2016

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.